Exhibit (a)(1)(iv)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

(Including the Associated Preferred Share Purchase Rights)

of

MICROMET, INC.

at

$11.00 NET PER SHARE

Pursuant to the Offer to Purchase dated February 2, 2012

by

ARMSTRONG ACQUISITION CORP.,

a wholly owned subsidiary of

AMGEN INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THURSDAY, MARCH 1, 2012, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

February 2, 2012

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Armstrong Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Amgen Inc., a Delaware corporation (“Amgen”), to act as dealer-manager in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.00004 per share (together with the associated preferred share purchase rights, the “Shares”), of Micromet, Inc., a Delaware corporation (“Micromet”), at a purchase price of $11.00 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF MICROMET UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES INTO THE OFFER.

The Offer is not subject to any financing condition. The conditions of the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3. A notice of guaranteed delivery to be used to accept the Offer if Shares and all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the “Depositary”) by the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date (the “Notice of Guaranteed Delivery”);

4. A form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5. A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of Thursday, March 1, 2012, unless the Offer is extended.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 25, 2012 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Amgen, Purchaser and Micromet, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth therein, Purchaser will merge with and into Micromet (the “Merger”), with Micromet continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Amgen. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in the Offer to Purchase) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Amgen, Micromet or any of their respective wholly owned subsidiaries, which will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

After careful consideration, the Micromet Board has unanimously (1) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Micromet and its stockholders, (2) approved, and declared advisable, the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement in accordance with the requirements of Delaware law and (3) resolved to recommend that Micromet’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and, to the extent required by applicable law, adopt the Merger Agreement.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal. You may gain some additional time by making use of the Notice of Guaranteed Delivery.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, Georgeson Inc. (the “Information Agent”) or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Moelis & Company LLC

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, Micromet, Moelis & Company LLC, the Dealer-Manager, the Information Agent, or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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